UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Reverse Stock Split

As previously announced, on November 14, 2022, TC BioPharm (Holdings) PLC (the “Company”) held a general meeting of shareholders (the “Meeting”). The purpose of the Meeting was to carry out, among other things, a proposed one for fifty reverse stock split of the ordinary share capital of the Company. The reverse stock split was approved by shareholders on November 14, 2022.

TC BioPharm (Holdings) plc has now completed a reverse stock split of one (1) new share for every fifty (50) existing shares effective November 21, 2022. As a result, our depositary bank, BNY Mellon has effected a reverse stock split on the TC BioPharm (Holdings) plc American Depositary Receipt (“ADR”) program. The ADR trading price increased proportionally at the open of trading on November 21, 2022, although the Company can give no assurance that the ADR trading price after the change in the reverse stock split will be equal to or greater than fifty times the ADR trading price before the change.

Effective November 21, 2022, ADR holders of TC BioPharm (Holdings) plc will be required on a mandatory basis to surrender their old ADR(s) to BNY Mellon for cancellation and exchange to receive one (1)” New” American Depositary Share (“ADS”) (CUSIP: 87807D202) for every fifty (50) “Old” ADSs (CUSIP: 87807D103). Holders of ADSs in the Direct Registration System or in brokerage accounts will have their ADRs automatically exchanged and need not take any action. No fraction of an ADS will be issued. BNY Mellon will attempt to sell any fractions and distribute the cash proceeds to ADR holders. A copy of the announcement made by BNY Mellon is attached hereto as Exhibit 1.1.

In addition, the Companies public warrants (the “Warrants”), were amended in accordance with the terms of the Warrant Agreement, whereby if the Company at any time while the Warrants are outstanding, enters into a reverse stock split, an adjustment is made to the exercise price and the proportion of ADSs issued upon exercise of your Warrant in accordance with Section 5 of the Agency Agreement. As such, upon the consummation of the reverse stock split, the exercise price of the Warrants shall be increased from $0.50 to $25.00 and the proportion of ADSs issued upon exercise of each Warrant will be proportionally adjusted from one Warrant for one ADS to fifty Warrants for one ADS such that the aggregate Exercise Price of each Warrant shall remain unchanged. A copy of the Company’s Warrant repricing notice to warrant holders is attached as Exhibit 1.2.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: November 22, 2022

Exhibits

1.1	Communication from BNY Mellon to ADS holders
1.2	Warrant repricing notice to warrant holders

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